

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-21-06

December 21, 2006

Bruce Ellis
Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/21/2006

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

Dear Mr. Ellis:

This is in response to your letter dated November 17, 2006 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


06066376

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218

RECEIVED
2006 NOV 20 PM 5:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT DELIVERY


MERCK

November 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: It is all but impossible for Merck to build trust with patients, health care providers and investors without requesting the involvement of law enforcement agencies to determine the causes leading to the Vioxx disaster. Therefore, I propose that in order to restore its good name and reputation Merck take legal action in civil as well as criminal courts against all individuals, who have, in spite of having knowledge of its dangerous side effects, contributed to bringing Vioxx to the market.

For your information, the Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for the following reasons, each of which in and of itself should be sufficient.

- First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.
- Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it deals with the Company's ordinary business operations, i.e., general conduct of a legal compliance program.
- Third, we believe that the Proposal may be excluded in accordance with 14a-8(i)(3) as it impugns character, integrity and personal reputations without factual foundation.

- Finally, we believe that the Proposal violates New Jersey law and therefore is excludable unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A.

DISCUSSION

Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999. Every year since 2000 he has submitted a shareholder proposal alleging various impropriety by the Company and its personnel, and every year the Division has agreed there was basis to exclude the proposal. *See Merck & Co., Inc.* (January 19, 2005), *Merck & Co., Inc.* (January 16, 2004), *Merck & Co., Inc.* (January 23, 2003), *Merck & Co., Inc.* (March 7, 2002) and *Merck & Co., Inc.* (February 9, 2001).

The Proponent is a former employee who continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See Merck & Co., Inc.* (January 23, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); *USX Corporation* (December 28, 1995) (proposal to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is a variation on the substance of the proposals the Proponent has been raising for several years and we continue to believe the Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

Relates to Ordinary Business Operations (legal compliance program)

Merck is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company also devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proposal directly relates to the management of the workforce and operations that are at the core of the Company's business. The Proposal seeks to dictate a legal compliance program by requiring the Company to undertake litigation against the people who assisted it in its core business operations of discovering, developing, manufacturing and marketing medicine.

The Staff regards general conduct of legal compliance program as relating to a company's ordinary business. *See H&R Block, Inc.* (June 26, 2006) (proposal regarding review of company's sales practices excludable as relating to ordinary business operations, i.e., general conduct of a legal compliance program); *Halliburton Company* (March 10, 2006) (proposal regarding alleged violations and investigations excludable as relating to a legal compliance program); *ConocoPhillips,* (February 23, 2006) (proposal regarding allegations by the proponent relating to prospectus regarding proposed merger, excludable as relating to general legal compliance program). *Allstate Corporation* (February 16, 1999) (proposal regarding investigation of illegal activity excludable as relating to the general conduct of a legal compliance program); and *Associates First Capital Corporation* (February 23, 1999) (relating to proposal to form committee on predatory lending practices excludable as legal compliance program).

Because the Proposal seeks to impose a legal compliance program on the Company, we believe the Proposal properly should be excluded under rule 14a-8a(i)(7).

<u>Impugns Character</u>

As clarified in Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) permits exclusion of proposals where statements

> directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual basis.

The Proposal requires that "Merck take legal action in civil as well as criminal courts against" unnamed Merck employees. Thus, without so much as an attempt at factual basis, the Proposal accuses Merck employees of tortious and criminal conduct, directly impugning the character, integrity and personal reputation of the Company and its employees.

The Proposal also requires the reader to assume that the Company and its employees have engaged in some unspecified improper and illegal conduct which justifies commencing civil or criminal litigation, again without any attempt at factual basis.

Because the Proposal without factual basis directly impugns the character, integrity and personal reputation of Merck employees and makes charges of improper and illegal conduct, it should be excluded from the Proxy Materials under rule 14a-8(i)(3).

<u>Improper Under State Law</u>

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." Merck is a corporation organized and existing under the laws of the State of New Jersey. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the Securities Exchange Commission noted in adopting the predecessor to Rule 14a-8(i)(1)

> it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal should be excluded unless it is recast as a recommendation or request to the Board.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2007 Annual Meeting of the Stockholders pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(1).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to Mr. Treiber, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: Laszlo R. Treiber, Ph.D

Appendix A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224


MERCK

September 25, 2006

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Dear Dr. Treiber:

This is to acknowledge your letter dated September 15, 2006 and your stockholder proposal regarding "legal proceedings", which you submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

I note the confirmation that you have been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2007 doc


RECEIVED
SEP 18 2006

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

September 15, 2006

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2007. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2007 Annual Meeting.

Very truly yours,

Laszlo R. Treiber

Enclosure

Juries of Vioxx trials are finding evidence beyond a reasonable doubt, that Merck & Co., Inc. ("Merck") has sought FDA approval for and marketed Vioxx in spite of knowing, that it has dangerous side effects. All individuals in the position of making decisions about research on and marketing of Vioxx have obviously been fully aware of the harms this drug can inflict on people who are taking it. Apparently, driven by the prospect of significant financial gain they nevertheless made the deliberate decision to seriously damage the health of tens of thousands of human beings and in numerous cases even cause death.

RESOLVED: It is all but impossible for Merck to build trust with patients, health care providers and investors without requesting the involvement of law enforcement agencies to determine the causes leading to the Vioxx disaster. Therefore, I propose, that in order to restore its good name and reputation Merck take legal action in civil as well as criminal courts against all individuals, who have, in spite of having knowledge of its dangerous side effects, contributed to bringing Vioxx to the market

SUPPORTING STATEMENTS:

More than enough supporting statements are the subject in the courts of law and in professional journals. Documents and scientific results presented and verdicts reached confirm substandard levels of professional conduct and technical competence, both not only tolerated but strongly supported and lavishly rewarded by Merck. It is quite remarkable that the lawyers of the Company, where "patients come first", blame the patients for the damage they suffered as a result of Merck's actions. Especially the most vulnerable individuals with already compromised cardiovascular condition should have been protected from the side effects of Vioxx, that Merck was fully aware of. Obviously, at Merck not patients, but profits and personal financial interests of carefully chosen individuals come first.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

The proposal requests that Merck take legal action in civil as well as criminal courts against all individuals who, despite having knowledge of its dangerous side effects, contributed to bringing Vioxx to the market.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Amanda McManus
Attorney-Adviser